Ralcorp Holdings, Inc.
P.O. Box 618
St. Louis
Missouri 63188-0618
CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
January 19, 2010
VIA FACSIMILE (703-813-6982) AND
VIA HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention:	Ann Nguyen Parker Branch Chief, Division of Corporation Finance
Re:	Ralcorp Holdings, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed November 30, 2009 Schedule 14A Filed December 1, 2009 File No. 1-12619
Dear Ms. Parker:
     I am writing this letter on behalf of Ralcorp Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated January 13, 2010 regarding the above-referenced reports filed by the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended September 30, 2009
1.	We note that your Form 10-K is signed by each of your Co-Chief Executive Officers and by Mr. Granneman, who is identified on the signature page as “Corporate Vice President and Controller (Principal Accounting Officer).” We also note that in the Section 302 and Section 906 certifications, Mr. Granneman is identified as “Controller and Chief Accounting Officer.” Please advise us as to whether the company has a principal financial officer or person performing a similar function. If so, your filing, and the certifications, must be signed by the principal financial officer or such person, and the person signing in this capacity must be identified as such. See General Instruction D to Form 10-K and Item 601(b)(31) of Regulation S-K.
     Response: Mr. Granneman, who is identified in the signature page to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “2009 Annual Report”) as Controller and Principal Accounting Officer and in the Section 302 and Section 906 certifications as Controller and Chief Accounting Officer, also serves in the role of Principal Financial Officer. In future filings, the Company will identify Mr.

U.S. Securities and Exchange Commission
January 19, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
Granneman as the Company’s Principal Financial Officer and Principal Accounting Officer so long as he continues to serve in such roles.
Financial Statements and Supplementary Data, page 29
Notes to Consolidated Financial Statements, page 35
Note 2 — Acquisitions and Goodwill, page 39
2.	We note that the net assets acquired with respect to your acquisition of Post Foods totaled $1.887 million which includes $73.3 million in cash. We further note in your statements of cash flows for the year ended September 30, 2008 that you had cash outflows of $20.3 million related to business acquisitions, net of cash acquired. As such, it appears that you expended $93.6 million of cash related to your acquisition of Post Foods. Please clarify if there was cash consideration paid in this acquisition. To the extent that the cash payments relate to transaction costs please tell us the nature of such payments and clarify why they exceeded your original estimate of $15 million.
     Response: The total cash paid during the year ended September 30, 2008 related to the Post Foods (“Post”) acquisition was $89.2 million, primarily consisting of the $73.0 million paid to Kraft Canada for certain assets and liabilities relating to the Post cereals business in Canada. The $73.0 million purchase price paid represented the fair market value of the assets and liabilities transferred. The purchase price was paid by the Company primarily from $68.9 million of cash originally obtained from Kraft in the U.S. transaction. This “Non-U.S. Transfer” was described on page 106 of the Company’s Registration Statement on Form S-4 filed on May 23, 2008. In addition, there were cash payments of $2.6 million related to Canadian sales taxes and $13.6 million related to transaction services (broker, legal, etc.) provided by third parties, which was reasonably close to the Company’s original $15.0 million estimate of transaction costs. As previously mentioned, cash received from Kraft in 2008 was $68.9 million (though an additional $4.4 million was received in fiscal 2009, for a total of $73.3 million). The net outflow of $20.3 million was reported as net cash outflows related to business acquisitions in the Company’s fiscal 2008 statement of cash flows. Additional Post acquisition transaction costs paid to third parties in fiscal 2009 totaled approximately $.5 million.
Note 19 — Segment Information, page 57
3.	We note that, effective 10/01/08, you have changed your reportable segments such that the cracker, cookie and chip business has been removed from the Cereal segment and included in the renamed Snacks segment. Explain to us the reasons for this change. Also, explain, in reasonable detail, how both the prior and current reporting of the cracker, cookie and chip business complies with the relevant sections of ASC Topic 280. As part of your response, explain how you have considered the aggregation criteria of ASC paragraph 280-10-50-11 and the quantitative threshold guidance of ASC paragraphs 280-10-50-12 through 280-10-50-19.
     Response: The Company provides the following chronology and support for the segment changes noted in the 2009 Annual Report. The Company is managed by two co-chief executive officers: Kevin Hunt, Chief Executive Officer of Bremner Food Group (“Bremner”), Nutcracker Brands (“Nutcracker”), Frozen Bakery Products (“Frozen

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U.S. Securities and Exchange Commission
January 19, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
Bakery”), and The Carriage House Companies (“Carriage House”); and David Skarie, Chief Executive Officer of Ralston Foods and Post. The two co-chief executive officers are deemed to be the chief operating decision maker (CODM) jointly as contemplated in ASC paragraph 280-10-50-5.
     Prior to October 1, 2008 (fiscal 2009), the Company’s business segments were organized as disclosed in Note 19 to the Company’s financial statements for the year ended September 30, 2009. The Cereals, Crackers & Cookies segment was comprised of Ralston Foods and Post (cereals) and Bremner (crackers and cookies). The Dressings, Syrups, Jellies & Sauces segment was comprised of Carriage House, while the Snack Nuts & Candy segment included the Nutcracker business.
     Prior to the Company’s acquisition of Post, the Company had determined that Bremner and Ralston Foods may be aggregated in accordance with the criteria for aggregation contained in ASC paragraph 280-10-50-11. Specifically, the Company concluded that aggregation was appropriate for the following reasons:
•	Ralston Foods and Bremner had similar economic characteristics, as measured by gross profit, return on sales and return on invested capital, after adjustments for acquisitions and other infrequent or non-recurring items;

•	the manufacturing processes (flaking, extruding or rolling grain-based ingredients before heating or cooking in an oven) and production equipment (ovens, packaging equipment, etc.) used at Ralston Foods and Bremner were very similar and, in some circumstances, were the same;

•	the customers (retail grocers and mass merchandisers), the method by which products are sold (a combination of an in-house sales and a broker network) and the means by which products are shipped (including, in some circumstances, being shipped together) were very similar for Ralston Foods and Bremner; and

•	the cost and availability of raw materials (grain products, nuts and other commodities), competitive pressures, labor issues and the regulatory environment for Ralston Foods and Bremner were identical.
     After signing the merger agreement pursuant to which it agreed to acquire Post, the Company changed the reporting relationship of Medallion (corn chips and corn products) (“Medallion”). Medallion, which had previously reported to Ralston Foods management, was reorganized and began reporting directly to Richard Koulouris, Corporate Vice President and President of Bremner, Carriage House, and Nutcracker. Mr. Koulouris reports directly to Kevin Hunt. This change in management structure was disclosed in the Company’s Current Report on Form 8-K dated February 14, 2008. Beginning in fiscal year 2009, Medallion was reported internally as part of Nutcracker instead of part of Ralston Foods. Following the Company’s acquisition of Post on August 4, 2008, Post was included in the Cereals, Crackers & Cookies segment.
     As a result of the Post acquisition, the Company started the process of realigning its businesses into the structure that it has today, as discussed in the Company’s response to comment 4, and the changes in reporting at the beginning of fiscal year 2009 reflect the initial step in that process. Effective October 1, 2008 the Company determined that Bremner could be combined with Nutcracker in accordance with the criteria for aggregation contained in ASC

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U.S. Securities and Exchange Commission
January 19, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
paragraph 280-10-50-12 through 280-10-50-19. Specifically, the Company concluded that aggregation was appropriate for the following reasons:
•	Bremner and Nutcracker had similar economic characteristics, as measured by the average for the three years ended September 30, 2008 of gross profit, return on sales and return on invested capital, after adjustments for acquisitions and other infrequent or non-recurring items;

•	the manufacturing processes (mixing, extruding or rolling grain- or nut-based ingredients before heating or cooking in an oven or fryer and flavoring) and production equipment (ovens, fryers, packaging equipment, etc.) used at Bremner and Nutcracker were very similar;

•	the customers (retain grocers and mass merchandisers), the method by which products are sold (a combination of an in-house sales and a broker network) and the means by which products are shipped (including, in some circumstances, being shipped together) were very similar for both Bremner and Nutcracker; and

•	the cost and availability of raw materials (grain products, nuts and other commodities), competitive pressures, labor issues and the regulatory environment for Bremner and Nutcracker were very similar.
4.	We note the disclosure on page 4 of your filing indicating that, beginning in fiscal 2010, the snacks, sauces and spreads businesses will be combined and reported as one segment. Tell us whether this results from a change in the way you manage your business, and the resulting identification of your operating segments, or if this results from a change in how you will be aggregating your existing operating segments. To the extent that this represents a new aggregation of existing operating segments, explain to us, in reasonable detail, why you believe aggregation is appropriate. As part of your response, explain to us how you have considered aggregation criteria of ASC paragraph 280-10-50-11 and the quantitative threshold guidance of ASC paragraphs 280-10-50-12 through 280-10-50-19. In either event, provide us with a copy of the report reviewed by your CODM for the quarter ended September 30, 2009 in connection with assessing performance and making resource allocation decisions (CODM reports). If you have made substantive changes to the CODM reports for the quarter ending December 31, 2009, and those changes have impacted your segment reporting, provide copies of the new reports or otherwise explain, in reasonable detail, the changes and how they impact your segment reporting.
     Response: Effective October 1, 2009, the Company reorganized all operating units reporting directly to Mr. Koulouris into a single operating segment named Snacks, Sauces & Spreads. This reorganization was accomplished in order to maximize operational efficiencies within these business units through common purchasing, marketing, sales and distribution. The Company has revised its CODM reports effective October 1, 2009 to reflect this reorganization, and this combined unit will be reported as one segment in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 (the “Form 10-Q”). In addition, the Company plans to recast its historical financial statements, as appropriate, to reflect this new presentation via a Current Report on Form 8-K to be filed immediately following the filing of the Form 10-Q. The Company has included as Confidential Supplement A a copy of the CODM report for the month and

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U.S. Securities and Exchange Commission
January 19, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
year ended September 30, 2009. The Company has not yet finalized its CODM report for the month and year-to-date period ended December 31, 2009. Once finalized, the Company will provide that report supplementally to the Staff of the Commission.
Schedule 14A Filed December 1, 2009
Compensation Discussion and Analysis
Annual Bonuses, page 16
5.	We note your statement that “On September 24, 2009, the Committee awarded cash bonuses to all of the Named Executive Officers for the Company’s 2009 fiscal year.” The 2009 fiscal year ended September 30, 2009. Please explain why the annual bonus determination was made before the end of the fiscal year, and before financial results were available for the year. Also, please explain the Committee’s process for evaluating and assessing performance for a fiscal year that had not yet been completed.
     Response: The Corporate Governance and Compensation Committee (the “Committee”) of the Board of Directors of the Company uses its “judgment and discretion” in determining whether to pay or award a cash bonus to a named executive officer. Annual cash bonus awards for named executive officers are not computed through specific mathematical formulas. Rather, the Committee evaluates a variety of factors, including those identified on page 16 of the Company’s proxy statement for the 2010 annual meeting of shareholders (the “2010 Proxy Statement”) as well as recommendations of the Company’s co-chief executive officers, in determining annual cash bonus awards. As disclosed on page 14 of the 2010 Proxy Statement, the Committee historically has reviewed corporate officer compensation, including bonuses, in September near the end of the Company’s fiscal year concurrent with certain budget and related activities of the Board of Directors. For purposes of assessing financial performance for a fiscal year, the Committee has historically reviewed actual financial results for the first 11 months of the fiscal year and the latest available estimate of financial results for the month of September.
6.	You disclose that annual bonuses were based on various factors, such as measures of revenue, but omit performance goals for the named executive officers. Please revise to disclose all qualitative and quantitative performance goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the goals would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.
     Response: Annual cash bonuses for named executive officers are not directly linked to the attainment of specific performance goals identified by the Committee at any time during the fiscal year. Rather, as disclosed on page 16 of the 2010 Proxy Statement, the Committee primarily uses its “judgment and discretion” in paying or awarding annual cash bonuses to named executive officers. In exercising its judgment and discretion in

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U.S. Securities and Exchange Commission
January 19, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
determining whether to pay or award a cash bonus to a named executive officer, the Committee evaluates a variety of factors, including those identified on page 16 of the 2010 Proxy Statement as well as recommendations of the Company’s co-chief executive officers.
Long-term Compensation, page 16
7.	We note your statement at the bottom of page 17 that “In fiscal 2008, the Board approved a long-term cash incentive award for corporate officers to be paid in fiscal 2010 upon the satisfaction of certain performance objectives [emphasis added].” Later in the same paragraph, at the top of page 18, you discuss certain stock price targets. Please clarify whether these stock price targets constitute all of the “certain performance objectives” mentioned earlier in the paragraph. If you have omitted any performance goals, please disclose them. See comment 6 above.
     Response: The Company has not omitted any performance goals with respect to the long-term cash incentive awards granted in fiscal year 2008. As described on pages 17-18 of the 2010 Proxy Statement, payouts under those long-term cash incentive awards are exclusively tied to appreciation in the value of the Company’s common stock over a two-year period ending in December 2010. These performance conditions were also further described in the Current Report on Form 8-K filed by the Company on October 1, 2008 and under the heading “Grants of Plan-Based Awards” beginning on page 21 of the Company’s proxy statement for the 2009 annual meeting of shareholders. Forms of the corresponding long-term cash incentive award agreements were filed as Exhibits 10.57 and 10.58 to the Company’s Annual Report on Form 10-K for the year ended September 30, 2008.

     In connection with the foregoing, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company has provided supplemental information on Confidential Supplement A under separate cover in paper form. Confidential Supplement A is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended. As such, the Company respectfully requests that this information be returned to the Company when the Staff has finished its review. In the event that the Staff determines not to return Confidential Supplement A, the Company has concurrently requested confidential treatment for Confidential Supplement A pursuant to 17 C.F.R. §200.83. Accordingly, this response letter is being filed via hand delivery and facsimile and not via EDGAR. A redacted copy has been filed via EDGAR.

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U.S. Securities and Exchange Commission
January 19, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
     I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact Tom Granneman via telephone at (314) 877-7730 or me via telephone at (314) 877-7125 or either of us via facsimile at (314) 877-7748.
Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and
Secretary
w/o encl.
cc:	John Cannarella Brad Skinner U.S. Securities and Exchange Commission

Thomas G. Granneman Kevin J. Hunt David P. Skarie

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